     Filed by Bank of America Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: Merrill Lynch & Co., Inc.
Commission File No. 001-07182

Lewis: Despite Stock Price Volatility, Bank of America Remains Strong

To my teammates:

I usually don’t comment on our stock price – it is investors’ job to price our stock based on their appraisal of our performance and our prospects, and my job to lead the company. But in this environment, I think it is important to share my perspective with associates regarding our stock’s volatility, and how Bank of America is positioned to ride out this severe economic storm.

Investors have deep concerns about how long and deep the recession will be, how high unemployment will go, when housing prices will stabilize and what will be the catalyst to bring us out of the recession. On banks in particular, they are concerned, among other things, about whether financial institutions have enough capital. These factors are putting tremendous pressure on the markets in general, and financial stocks in particular.

Given this environment, Bank of America continues to be a strong, active player in the financial markets. We are generating strong deposit growth and attracting new customer and client relationships throughout our company. We continue to make loans to consumers and businesses to boost shareholder value and to do what we can to support economic activity.

We are one of the most liquid banks in the world. We successfully raised capital in October and now have Tier I capital that exceeds both regulatory requirements and our own target. In short, we believe we are one of the strongest and most stable major banks in the world.

I have gotten questions from associates and investors in recent weeks on two specific topics: the government capital injections into banks, and our decision to increase our investment in China Construction Bank (CCB).

Regarding the federal capital injection, these were funds that we did not need and did not seek. At the time the government asked the major banks to accept the injections, we had just completed our own $10 billion capital raise in the market and, as I mentioned above, had more than adequate capital. We accepted the funds from the government as part of a broad plan to stabilize the financial markets generally, and will pay interest to the government on the funds until the investment is paid back.

In the meantime, we are managing the company, and making decisions about strategic investments and other matters in the best interests of shareholders and the company, just as we would have given the economic environment and our competitive position.

Our decision to invest in China Construction Bank is a good example. We have known since we made our initial investment in CCB several years ago that we would have an opportunity to increase our stake at attractive terms. We made the decision based on our judgment about the prospective return for shareholders, as we always do.

While we cannot directly control or predict our stock price, there are some things we all can do to help push our business, the broader economy and, in an indirect sense, our stock price, in the right direction.

We can continue to work hard to serve customers, attract new relationships and expand existing ones. We can keep our focus on providing the highest quality service and flawless execution, giving customers and clients every reason to choose Bank of America in today’s tough environment, and in better days to come. We can be the people who help customers think beyond the anxiety in today’s markets, and see the opportunities we all have to build financial strength for the future.

If we do these things, I am confident that after this storm passes, investors will see the value in our franchise, the power of our brand, and especially, our associates’ ability to create broad, deep and long-lasting financial relationships. Thank you again for all you are doing every day for our customers and our company.

Ken Lewis

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Additional Information

In connection with the proposed merger, Bank of America has filed with the Securities and Exchange Commission (the “SEC”), along with other relevant documents, a Definitive Registration Statement on Form S-4 that includes a joint proxy statement of Bank of America and Merrill Lynch that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch have mailed the joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of the joint proxy statement/prospectus and other relevant documents filed or to be filed by Bank of America and Merrill Lynch with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Merrill Lynch’s investor relations website (www.ir.ml.com) under the heading “SEC Filings”.

Proxy Solicitation

Bank of America, Merrill Lynch, and their respective directors, executive officers and other employees may be engaged in a solicitation of proxies from the security holders of Bank of America or Merrill Lynch in connection with the proposed merger. At the commencement of a proxy solicitation, Bank of America, Merrill Lynch and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. You can also find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. Additional information about the interests of potential participants is included in the joint proxy statement/prospectus referred to above. You can find information about Merrill Lynch’s executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the information above.

Forward-Looking Statements

Bank of America may make forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect the company’s businesses and economic conditions as a whole; 5) changes in the interest rate environment and market liquidity reduce interest margins, impact funding sources and effect the ability to originate and distribute financial products in the primary and secondary markets; 6) changes in foreign exchange rates increases exposure; 7) changes in market rates and prices may adversely impact the value of financial products; 8) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 9) changes in accounting standards, rules or interpretations, 10) litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; 11) mergers and acquisitions and their integration into the company; and 12) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Bank of America does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. For further information regarding Bank of America Corporation, please read the Bank of America reports filed with the SEC and available at www.sec.gov.